SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       Summary of the resolutions approved by the General Ordinary Shareholders’ Meeting held on January 31, 2018

FREE TRANSLATION

TELECOM ARGENTINA S.A.

Summary of the resolutions approved by the General Ordinary

Shareholders’ Meeting held on January 31, 2018

The following resolutions were adopted by the shareholders upon reviewing each of the points included in the Agenda:

1)   Appointment of two shareholders to approve and sign the Minutes of the Meeting

Ms. Lucrecia María Delfina Moreira Savino, representative of Fintech Telecom LLC and Ms. Débora Raquel Ciofani, representative of VLG Argentina LLC, were designated.

2) Reformulation of the configuration of the Board of Directors. Revocation of the designation of all the regular and alternate members of the Board of Directors, according to Section 256 of the General Corporate Law. Consideration of the designation of regular and alternate directors with a mandate for 3 fiscal years.

The Shareholders´ Meeting approved the reformulation of the configuration of the Board of Directors and, with that effect, the revocation, according to section 256 of the General Corporate Law, of the designation of the regular directors Mr. Alejandro Alberto Urricelqui, Mr. Mariano Marcelo Ibáñez, Mr. Sebastián Bardengo, Mr. Ignacio José María Sáenz Valiente, Mr. Damián Fabio Cassino, Mr. Carlos Alejandro Harrison, Mr. Martín Héctor D´Ambrosio, Mr. Germán Horacio Vidal, Mr. Pedro Ángel Costoya, Mr. Darío Leandro Genua and Mr. Alejo Maxit; and of the alternate directors Ms. María Lucila Romero, Mr. Sebastián Ricardo Frabosqui Díaz, Mr. Matías Alejandro Fredriks, Mr. Nicolás Sergio Novoa, Mr. José Carlos Cura, Mr. Miguel Ángel Graña, Mr. Baruki Luis Alberto González, Mr. Saturnino Jorge Funes, Mr. Santiago Luis Ibarzábal Murphy, Mr. Pablo Jorge Pereyra Iraola and Mr. Ignacio Gustavo Álvarez Pizzo.

Moreover, appointed as regular directors were Mr. Alejandro Alberto Urricelqui, Mr. Mariano Marcelo Ibáñez, Mr. Sebastián Bardengo, Mr. Ignacio José María Sáenz Valiente, Mr. Damián Fabio Cassino, Mr. Carlos Alejandro Harrison, Mr. Martín Héctor D´Ambrosio, Mr. Germán Horacio Vidal, Mr. Luca Luciani, Mr. Baruki Luis Alberto González and Mr. Alejo Maxit; and as alternate directors Ms. María Lucila Romero, Ms. Claudia Irene Ostergaard, Ms. Lucrecia María Delfina Moreira Savino, Ms. Carolina Susana Curzi, Mr. Sebastián Ricardo Frabosqui Díaz, Mr. Nicolás Sergio Novoa, Mr. José Carlos Cura, Mr. Miguel Ángel Graña, Mr. Facundo Martín Goslino, Mr. Saturnino Jorge Funes and Mr. Santiago Luis Ibarzábal Murphy. Mr. Maxit and Mr. Ibarzábal Murphy were nominated by the shareholder Administración Nacional de Seguridad Social – Fondo de Garantía de Sustentabilidad – Law N° 26,425 (“Anses”).

Mr. Carlos Alejandro Harrison, Mr. Martín Héctor D´Ambrosio, Mr. José Carlos Cura and Mr. Miguel Angel Graña qualify as independent directors according to the rules of both the Argentine Securities and Exchange Commission (“CNV”) and the Securities & Exchange Commission (“SEC”); Mr. Germán Horacio Vidal qualifies as independent only according to the rules of the SEC. Mr. Alejo Maxit and Mr. Santiago Luis Ibarzábal Murphy qualify as independent only according to the CNV Rules.

The remaining regular and alternate directors qualify as non-independent.

3) Consideration of the performance carried out by outgoing regular and alternate directors.

The Shareholders´ Meeting approved the performance carried out by the regular directors Mr. Alejandro Alberto Urricelqui, Mr. Mariano Marcelo Ibáñez, Mr. Sebastián Bardengo, Mr. Ignacio José María Sáenz Valiente, Mr. Damián Fabio Cassino, Mr. Carlos Alejandro Harrison, Mr. Martín Héctor D´Ambrosio, Mr. Germán Horacio Vidal, Mr. Pedro Ángel Costoya, Mr. Darío Leandro Genua and Mr. Alejo Maxit; and by the alternate directors Ms. María Lucila Romero, Mr. Sebastián Ricardo Frabosqui Díaz, Mr. Matías Alejandro Fredriks, Mr. Nicolás Sergio Novoa, Mr. José Carlos Cura, Mr. Miguel Ángel Graña, Mr. Baruki Luis Alberto González, Mr. Saturnino Jorge Funes, Mr. Santiago Luis Ibarzábal Murphy, Mr. Pablo Jorge Pereyra Iraola and Mr. Ignacio Gustavo Álvarez Pizzo, since April 27, 2017, or since the posterior date in which they were appointed, until the day of this Shareholders´ Meeting.

4) Consideration of the delegation of powers into the Board of Directors to order the total or partial withdrawal of the "Reserve for Future Cash Dividends" and the distribution of the withdrawn funds as cash dividends, in the amounts and dates determined by the Board of Directors.

The Shareholders´ Meeting approved the delegation of powers into the Board of Directors to order the total or partial withdrawal of the “Reserve for Future Cash Dividends” and the distribution of the withdrawn funds as cash dividends, in one or more installments and in the amounts and dates determined by the Board of Directors, the delegated powers may be exercised until the celebration of the next Ordinary Annual Shareholders’ Meeting.

Ms. Nora Lavorante assisted to the Shareholders´ Meeting in representation of the Buenos Aires Stock Exchange.

Alejandro A. Urricelqui

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	January 31, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations